UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a copy of a press release issued by the registrant on June 30, 2008.

Any statements contained in this report that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the registrant’s future financial results are discussed more fully in the registrant’s various filings with the U.S. Securities and Exchange Commission, including some that were mentioned in its most recently filed Annual Report on Form 20-F. The registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

plans to deregister from the U.S. SEC

CARACAS, VENEZUELA – June 30, 2008 – Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV”) today announced that it plans to deregister from the U.S. Securities and Exchange Commission (“SEC”) and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 (“Exchange Act”).

CANTV intends to file a Form 15F with the SEC on June 30, 2008 to effect the deregistration and termination of reporting obligations pursuant to Rule 12h-6 under the Exchange Act, which permits deregistration of a class of registered securities if the average daily trading volume of the class of securities in the United States for a recent 12-month period has been no greater than 5 percent of the average daily trading volume of the class on a worldwide basis for the same period. CANTV’s reporting obligations under the Exchange Act (including the obligation to file the Annual Report on Form 20-F that would otherwise be due June 30, 2008) will be suspended immediately upon filing of the Form 15F. The deregistration and termination of reporting will become effective 90 days after the filing (unless the Form 15F is earlier withdrawn by CANTV).

CANTV’s common shares will continue to be listed on the Caracas Stock Exchange. CANTV will provide investors access to English language versions of material financial information and other material investor information required by Rule 12g3-2(b) on its website at http://www.cantv.com.ve.

About CANTV

CANTV, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 4.2 million switched fixed access lines in service, nearly 9.5 million mobile subscribers and nearly 755 thousand broadband subscribers as of December 31, 2007. CANTV is approximately 89.4% owned by the Bolivarian Republic of Venezuela, acting principally through the Ministry of the Popular Power for Telecommunications and Information Technology.

Forward-Looking Statements:

Any statements contained in this press release that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect CANTV’s future financial results are discussed more fully in CANTV’s various filings with the U.S. Securities and Exchange Commission, including some that were mentioned in its most recently filed Annual Report on Form 20-F. CANTV undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Contacts:

Alexander Sarmiento, Chief Financial Officer

Claudio Hernández, Advisor to the Chief Financial Officer

Margaret Caraballo, Investor Relations Assistant

CANTV Investor Relations

TEL: 011-58-212-500-1831

FAX: 011-58-212-500-3316

E-Mail: invest@cantv.com.ve

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Chief Financial Officer

Date: June 30, 2008